May 8, 2007

VIA EDGAR
Linda van Doorn
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4561
100 F Street, N.E.
Washington, D.C.  20549

Re:	Simon Property Group, Inc.
Form 10-K for the fiscal year ended December 31, 2006
File No. 1-14469

Dear Ms. van Doorn:

This letter responds to your letter dated April 24, 2007, with respect to the periodic report noted above.  For the sake of convenience, we have reproduced each comment below with our response following each such comment.

Note 15.  Subsequent Event – Acquisition of The Mills Corporation, page 125

1.                   Comment:  We note you acquired Mills Corporation subsequent to December 31, 2006.  We also note that you haven’t provided audited financial statements for Mills Corporation.  Please provide us with your analysis that shows that this acquisition was not significant in accordance with the significance tests required by Rules 3-05 and Rule 1-02(w) of Regulation S-X.  In your response provide us with computations showing the total purchase price and the separate values attributed to the common shares purchased, and debt and preferred stock assumed in the acquisition.

Response:  In connection with the acquisition of The Mills Corporation (“Mills”), Simon Property Group, Inc. (“Simon”), through its majority owned operating partnership, formed a 50/50 joint venture (SPG-FCM Ventures, LLC or “SPG-FCM”) with certain funds managed by Farallon Capital Management to acquire Mills.  Simon accounts for its investment in the SPG-FCM joint venture under the equity method of accounting.  We prepared a significance test for the acquisition and have provided a summary of these calculations below.  The calculations were based on Simon’s 2006 audited financial statements and the most current unaudited consolidated financial statement information for Mills, which was as of and for the year ended December 31, 2005.  This financial information was made available to us and SPG-FCM during due diligence and was presented in summary form in the Tender Offer that was filed on a Schedule TO with the SEC on March 1, 2007.  We discuss the basis for our use of this information more fully in our response to Comment No. 2 below.  The calculations that we prepared for the asset, investment and advances, and income tests were prepared reflecting the actual and an estimated ownership percentage by SPG-FCM of the Mills as of March 31, 2007, at which point SPG-FCM owned 75.38% of the common shares of Mills, or 42,886,245 shares of a total 56,893,063 common shares which were available for tender, and 100% ownership of the common shares of Mills, which is the anticipated ownership of Mills by SPG-FCM by the end of the second calendar quarter of 2007.  As you will see from our calculations, the acquisition of Mills does not exceed any of the significance thresholds pursuant to Rule 3-05 and Rule 1-02(w) of Regulation S-X.

Our summary of the asset, investment and advances, and income tests are as follows:

		SPG-FCM’s interest in The Mills Corporation
		As of	Projected
		March 31, 2007 -	June 30, 2007 -
(dollars in millions)		At 75.38%	At 100%
Asset Test
The Mills Corporation as of December 31, 2005	$6,092.1	$4,592.2	$6,092.1
Simon’s ownership interest in SPG-FCM		50%	50%
Simon’s share of Mills Total Assets through its investment in SPG-FCM		$2,296.1	$3,046.1

Total Assets as of December 31, 2006 (per filed 10-K) for Simon	$22,084.4

The percentage of Simon’s share of Mills assets to Simon’s Total Assets		10.4%	13.8%

Investment and Advances Test:
Simon’s investment in SPG-FCM		$475.0	$650.0
Simon’s loan to Mills		1,187.0	1,000.0
Simon’s loan to SPG-FCM		286.0	—
Total investment in and advances to SPG-FCM and Mills		$1,948.0	$1,650.00

Total Assets as of December 31, 2006 (per filed 10-K) for Simon	$22,084.4
The percentage of investments in and advances to SPG-FCM and Mills to Simon’s Total Assets		8.8%	7.5%

Income Test:
Loss from continuing operations of Mills for the year ended December 31, 2005	$(258.4)	$(194.8)	$(258.4)
Simon’s ownership interest in SPG-FCM		50%	50%
Simon’s proportionate share of losses in SPG-FCM related to Mills for the year ended December 31, 2005		$(97.4)	$(129.2)
Simon’s weighted average ownership in its operating partnership for the year ended December 31, 2006		79.1%	79.1%
Simon’s proportionate share of losses of SPG-FCM attributable to Mills for the year ended December 31, 2006		$(77.0)	$(102.2)

Income from continuing operations of Simon for the year ended December 31, 2006 (per filed 10-K)	$563.4
Simon’s proportionate share of losses in SPG-FCM attributable to Mills as a percentage of Simon’s income from continuing operations, net of limited partners’ interests		13.7%	18.1%

As outlined above, Simon’s total investment in and advances to SPG-FCM is approximately $1.95 billion as of March 31, 2007.  The following table presents the estimated total capitalization of SPG-FCM following the completion of the acquisition of Mills (dollars in millions).

Total Mills common equity to be acquired	$1,300.0
Total preferred stock of Mills (held by 3rd parties)	954.9	(1)
Total share of debt	5,203.0	(1)
Other liabilities assumed and estimated direct costs	407.1
Estimated purchase price	$7,865.0

(1) Fair value has not been determined for the preferred stock or debt assumed.

Note 7. Investments in Unconsolidated Entities, page 103

2.                   Comment:  In addition, tell us how you performed the asset and income tests required by Rule 3-05 of Regulation S-X in light of the fact that Mills Corporation has not filed audited financial statements for 2006 or 2005.

Response:  As you are aware, Mills failed to file any audited financial statements on Form 10-K for 2005 and any unaudited financial statements on Forms 10-Q since the third quarter in 2005.  It filed a Form 8-K under Item 4.02 on January 6, 2006 disclaiming reliance on its previously issued financial statements.  As a result, SPG-FCM relied on the draft unaudited consolidated financial statements provided by Mills management as part of due diligence.  This financial information was summarized and included in the Schedule TO filed by SPG-FCM on March 1, 2007.  The unaudited consolidated financial statement information was as of and for the year ended December 31, 2005.  We used this information as our best estimate of the annual historical results of operations for the Mills as well as our best estimate of the financial position of the Mills for that period.  There is currently no consolidated financial information available for Mills for any periods after December 31, 2005.  SPG-FCM also obtained 2006 property level Net Operating Income (NOI) information and Mills management company revenue and expense information for the year-ended December 31, 2006.  We compared this information to similar information for the year ended December 31, 2005 and found it to be comparable.  However, we have been unable to obtain any additional consolidated financial information that would represent the consolidated results of operations and financial position of Mills for the year ended December 31, 2006 or for any interim period after December 31, 2005.  For these reasons, we believe the December 31, 2005 data for the Mills is the most reliable consolidated financial information currently available and we used this information to determine this acquisition’s significance to us in relation to Rule 3-05 and Rule 1-02(w) of Regulation S-X.

*     *     *     *     *

If I can be of assistance in answering any additional questions in connection with this response, please call me at (317) 685-7363 or in my absence, James M. Barkley at (317) 263-7083.

Very truly yours,

/s/ Stephen E. Sterrett
Stephen E. Sterrett

cc:	William Demarest
James M. Barkley